SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                    FORM 6-K


                            REPORT OF FOREIGN ISSUER


                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934

                           For the month of April 2003


                        GUANGSHEN RAILWAY COMPANY LIMITED
                 (Translation of Registrant's Name Into English)


        No. 1052 Heping Road, Shenzhen, People's Republic of China 518010
                    (Address of Principal Executive Offices)

     (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

         Form 20-F  X      Form 40-F ___
                   ---

     (Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

         Yes ___  No  X
                     ---

Guangshen Railway Company Limited (the "Registrant") is furnishing under the cover of this Form 6-K:


Exhibit 99.1: Press release dated April 23, 2003 announcing its 2002 annual results of operations.

Exhibit 99.2: Announcement of 2002 annual results dated April 23, 2003.

                                    SIGNATURE


     Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                           GUANGSHEN RAILWAY COMPANY LIMITED


                                           By: /s/ YAO XIAOCONG
                                              -----------------
                                               Name:   Yao Xiaocong
                                               Title:  Company Secretary

Dated: April 23, 2003

                                  EXHIBIT INDEX


Exhibit     Description
-------     -----------
99.1        Press release dated April 23, 2003 announcing its 2002 annual results of operations.

99.2        Announcement of 2002 annual results dated April 23, 2003.